FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending October 16, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.


28 September 2006      The Administrators of the SmithKline Beecham Employee
                       Benefit Trust ("the Trust") notified the Company on
                       16 October 2006 that 16,122 Ordinary shares in the
                       Company had been transferred on 28 September 2006 from the Trust to a participant in the GlaxoSmithKline Annual
                       Investment Plan.

                       The Trust also notified the Company on 16 October 2006 that 8,370 Ordinary shares in the Company had been purchased on 11 October 2006 on behalf of a participant in the GlaxoSmithKline Annual Investment Plan at a price of GBP14.59 per share.

11 October 2006        The Trust notified the Company on 16 October 2006 that
                       4,298 Ordinary shares in the Company had been transferred on 11 October 2006 to a participant in the GlaxoSmithKline Annual Investment Plan.

                       The Trust also notified the Company on 16 October 2006 that 532 Ordinary shares in the Company had been purchased on 11 October 2006 on behalf of a participant in the Bonus Investment Plan at a price of GBP14.59 per share.


The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Mr J S Heslop is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).


S M Bicknell

Company Secretary


16 October 2006

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 16, 2006                                    By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc